    As Filed with the Securities and Exchange Commission on March 30, 1998
      ===================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 4)
                               (FINAL AMENDMENT)
                                      AND
            SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           ------------------------

                            SUMMIT CARE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              FOUNTAIN VIEW, INC.
                           FV-SCC ACQUISITION CORP.
                            HERITAGE FUND II, L.P.
                      (NAME OF PERSONS FILING STATEMENT)

                            ------------------------

                      COMMON STOCK, NO PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   865910103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                ROBERT M. SNUKAL
                              FOUNTAIN VIEW, INC.
                           11900 W. OLYMPIC BOULEVARD
                                   SUITE 680
                             LOS ANGELES, CA  90064
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                     ON BEHALF OF PERSONS FILING STATEMENT)
                            ------------------------
                                WITH A COPY TO:

                           STEPHEN M. L. COHEN, ESQ.
                             CHOATE, HALL & STEWART
                                 EXCHANGE PLACE
                                53 STATE STREET
                               BOSTON, MA  02109
                                 (617) 248-5000

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CALCULATION OF FILING FEE
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TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
$143,062,500                                                $28,613.00

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*    FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES
     THE PURCHASE OF AN AGGREGATE OF 6,812,500 SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE, OF SUMMIT CARE CORPORATION (THE "SHARES") AT $21.00 NET PER SHARE IN CASH.

** THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF 1% OF THE AGGREGATE VALUE OF CASH OFFERED BY FV-SCC ACQUISITION CORP. FOR SUCH NUMBER OF SHARES.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID: $28,613.00
FILING PARTY: FOUNTAIN VIEW, INC. AND FV-SCC ACQUISITION CORP.
FORM OF REGISTRATION NO.: SCHEDULE 14D-1, FILE NO. 5-43590
DATE FILED: FEBRUARY 13, 1998

     ====================================================================

CUSIP NO. 86590103                14D-1 AND 13D
          --------
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1.  Name of Reporting Person:  Fountain View, Inc.

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2.  Check Appropriate Box if                                       (a) [_]
    a member of a Group                                            (b) [_]
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3.  SEC Use Only

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4.  Sources of Funds:  BK AF

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5.  Check Box if Disclosure of                                         [_]
    Legal Proceedings Required Pursuant to Item 2(e) or 2(f)

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6.  Place of Organization:  Delaware

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7.  Aggregate Amount Beneficially Owned:  6,752,238 Shares

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8.  Check if Amount in Row 7 Excludes Certain Shares                  [_]

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9.  Percent of Class:  Approximately 99.1%

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10. Type of Reporting Person:  CO

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

CUSIP NO. 86590103                 14D-1 AND 13D
          --------
------------------------------------------------------------------------------
1.  Name of Reporting Person:  FV-SCC ACQUISITION CORP.

------------------------------------------------------------------------------
2.  Check Appropriate Box if                                      (a) [_]
    a member of a Group                                           (b) [_]
------------------------------------------------------------------------------
3.  SEC Use Only

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4.  Sources of Funds:  AF

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5.  Check Box if Disclosure of                                        [_]
    Legal Proceedings Required Pursuant to Item 2(e) or 2(f)

------------------------------------------------------------------------------
6.  Place of Organization:  Delaware

------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned:  6,752,238 Shares

------------------------------------------------------------------------------
8.  Check if Amount in Row 7 Excludes Certain Shares                  [_]

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9.  Percent of Class:  99.1%

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10. Type of Reporting Person:  CO

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

CUSIP NO. 86590103                 14D-1
          --------
------------------------------------------------------------------------------
1.  Name of Reporting Person:  HERITAGE FUND II, L.P.

------------------------------------------------------------------------------
2.  Check Appropriate Box if                                      (a) [_]
    a member of a Group                                           (b) [_]
------------------------------------------------------------------------------
3.  SEC Use Only

------------------------------------------------------------------------------
4.  Sources of Funds:  WC

------------------------------------------------------------------------------
5.  Check Box if Disclosure of                                        [_]
    Legal Proceedings Required Pursuant to Item 2(e) or 2(f)

------------------------------------------------------------------------------
6.  Place of Organization:  Delaware

------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned:  None

------------------------------------------------------------------------------
8.  Check if Amount in Row 7 Excludes Certain Shares                  [_]

------------------------------------------------------------------------------
9.  Percent of Class:  0%

------------------------------------------------------------------------------
10.  Type of Reporting Person:  PN

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

                                  INTRODUCTION

     This Amendment No. 4 (the "Amendment") to the Tender Offer Statement on
Schedule 14D-1, as amended (the "Schedule 14D-1") filed by Fountain View, Inc., a Delaware corporation ("Parent"), FV-SCC Acquisition Corp., a Delaware corporation ("Purchaser") and Heritage Fund II, L.P. ("Heritage"), relates to the offer by Purchaser, a wholly owned subsidiary of Parent, to purchase all outstanding Shares of Summit Care Corporation, a California corporation (the "Company"), at a price of $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 13, 1998, as supplemented by a Supplement to Offer to Purchase dated March 19, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1), (a)(9) and (a)(2), respectively. This Amendment amends the Schedule 14D-1 originally filed on February 13, 1998, by Purchaser and Parent, as amended by (i) Amendment No. 1 filed March 11, 1998, by Purchaser, Parent and Heritage; (ii) Amendment No. 2 filed March 16, 1998, by Purchaser, Parent and Heritage; and (iii) Amendment No. 3 filed March 19, 1998, by Purchaser, Parent and Heritage.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

     This Amendment also constitutes the Statement on Schedule 13D with respect to the acquisition by Purchaser and Parent of beneficial ownership of the Shares, pursuant to General Instruction F of Schedule 14D-1.

     The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The Offer expired at 12:00 midnight, New York City time, on March 25, 1998. Based on a preliminary count approximately 6,752,238 Shares, or approximately 99.1% of the total number of Shares then outstanding were tendered pursuant to the Offer; of this, 1,290 Shares were tendered pursuant to notices of guaranteed delivery. On March 26, 1998, Purchaser accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. As a result of the foregoing, Purchaser has a sufficient number of Shares to enable it to effect the Merger without a vote or meeting of the Company's shareholders. After the Merger, Parent will own 100% of the Company. Parent and Purchaser intend to effect the Merger as soon as practicable. The text of the press release dated March 27, 1998 announcing the expiration of the tender offer and the acceptance of validly tendered Shares is annexed hereto as Exhibit
(a)(11) and is hereby incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby supplemented and amended by adding the following exhibit:


(a)(11) Joint Press Release issued by Parent, Purchaser and Heritage on March 27, 1998.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

March 30, 1998                           FV-SCC ACQUISITION CORP.


                                         By: /s/ Robert M. Snukal
                                             --------------------------
                                         Name: Robert M. Snukal
                                         Title: President and Treasurer


                                         FOUNTAIN VIEW, INC.

                                         By: /s/ Robert M. Snukal
                                            ---------------------------
                                         Name: Robert M. Snukal
                                         Title: Chief Executive Officer
                                         and President


                                         HERITAGE FUND II, L.P.
                                         By: HF PARTNERS II, L.L.C.


                                         By: /s/ Michel Reichert
                                             -------------------
                                         Name: Michel Reichert
                                         Title: Manager

                                 EXHIBIT INDEX

(a)(1)   Form of Offer to Purchase, dated February 13, 1998.*
(a)(2)   Form of Letter of Transmittal.*
(a)(3)   Form of Notice of Guaranteed Delivery.*
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees.*
(a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees to Clients.*
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7) Summary Advertisement as published in The Wall Street Journal on February 13, 1998.*
(a)(8)   Text of Press Release issued by the Company on February 9, 1998.*
(a)(9)   Supplement to Offer to Purchase dated March 19, 1998.*
(a)(10)  Press Release issued by Parent and Purchaser on March 16, 1998.*
(a)(11)  Joint Press Release issued by Parent, Purchaser and Heritage on
         March 27, 1998.
(b)      Commitment letter dated February 6, 1998 issued by the Bank of
         Montreal.*
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, L.P.*
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II, L.P.*
(c)(3)   Summit Care Corporation Special Severance Pay Plan.*
(d)      Not Applicable.
(e)      Not Applicable.
(f)      Not Applicable.
_______________________

*    Previously filed.